Exhibit 1

NXP Semiconductors Reports Third Quarter 2014 Results

Q3 2014
Revenue	$1,515 million
GAAP Gross margin	47.1%
GAAP Operating margin	20.3%
GAAP Diluted earnings per share	$0.49
Non-GAAP Gross margin	47.9%
Non-GAAP Operating margin	25.7%
Non-GAAP Diluted earnings per share	$1.35

Eindhoven, The Netherlands, October 23, 2014 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the third quarter of 2014, ended September 28, 2014, and provided guidance for the fourth quarter of 2014.

“Our top-line results for the third quarter of 2014 were above the mid-point of our guidance, as total NXP revenue in the quarter was $1,515 million, a 12 percent sequential improvement, and a 21 percent increase year-on-year. Our third quarter results were a direct reflection of strong HPMS product cycles across the entire product portfolio,” said Richard Clemmer, NXP Chief Executive Officer.

“Revenue performance in the HPMS segment was better than planned, resulting in a 15 percent sequential increase and 24 percent year-on-year growth. Within Portable & Computing, our results were very strong and above our expectations, reflecting a 48 percent improvement versus the second quarter, and up 67 percent from the year ago period as strategic mobile designs continue to gain traction in successful new models. Our Identification business grew 15 percent from the prior quarter, and up 20 percent from the year ago period driven primarily by mobile transaction designs within the smartphone market, as well as on-going demand for banking solutions. Within our Industrial & Infrastructure business, revenue performance in the quarter was slightly better than our original plan, resulting in 13 percent growth sequentially, and up 18 percent from the year ago period, due to continued strength in the wireless base station market as well as demand for our smart mobile audio products. Our Automotive business delivered better than seasonal performance with revenue flat on a sequential basis, though up 10 percent from the year ago period. Lastly, our Standard Products segment continues to perform well, with revenue up 5 percent sequentially and up 14 percent versus the year ago period.

“During the third quarter, non-GAAP diluted earnings per share were $1.35, at the high-end of guidance primarily due to better product revenue growth. NXP generated $316 million in free cash flow during the quarter, representing 21 percent free cash flow margin. We repurchased an additional 8.7 million shares during the quarter for a total of $574 million continuing to return cash to shareholders. In summary, our third quarter performance was very strong, with revenue better than plan, expenses under control and earnings at the high end of expectations. Our outlook for the fourth quarter points to a slightly better than seasonal trend as company specific product cycles continue to ramp against a backdrop of a slightly less optimistic overall semiconductor market,” said Clemmer.

Summary of Third Quarter 2014 Results ($ millions, except EPS, unaudited)

	Q3 2014	Q2 2014	Q3 2013	Q - Q	Y - Y
Product Revenue	$1,472	$1,304	$1,213	13%	21%
Corporate & Other	$43	$45	$36	-4%	19%

Total Revenue	$1,515	$1,349	$1,249	12%	21%
GAAP Gross Profit	$713	$638	$570	12%	25%
Gross Profit Adjustments (1)	$(12)	$(17)	$(15)
Non-GAAP Gross Profit	$725	$655	$585	11%	24%
GAAP Gross Margin	47.1%	47.3%	45.6%
Non-GAAP Gross Margin	47.9%	48.6%	46.8%
GAAP Operating Income	$307	$249	$168	23%	83%
Operating Income Adjustments (1)	(83)	(85)	(117)
Non-GAAP Operating Income	$390	$334	$285	17%	37%
GAAP Operating Margin	20.3%	18.5%	13.5%
Non-GAAP Operating Margin	25.7%	24.8%	22.8%
GAAP Net Income / (Loss)	$121	$159	$155	-24%	-22%
Net Income Adjustments (1)	(213)	(114)	(64)
Non-GAAP Net Income / (Loss)	$334	$273	$219	22%	53%
GAAP EPS	$0.49	$0.64	$0.60	-23%	-18%
EPS Adjustments (1)	$(0.86)	$(0.45)	$(0.25)
Non-GAAP EPS	$1.35	$1.09	$0.85	24%	59%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 4 of this release.

Additional and Subsequent Information for the Third Quarter of 2014:

•	As of January 1, 2015 NXP will implement a new business structure within its High Performance Mixed Signal (“HPMS”) segment. The new business structure will affect the HPMS business lines Identification (“ID”); Portable & Computing (“P&C”) and Infrastructure & Industrial (“I&I”). The new HPMS business lines will be designated Secure Identification Solutions (“SIS”); Secure Connected Devices (“SCD”) and Secure Interfaces and Power (“SIP”). There will be no change to the HPMS business line Automotive (“Auto”). To help investors better understand the re-alignment in advance of the actual transition, NXP has provided the current and comparable period revenue in both the existing and new business line structure as shown in the tables below. NXP has provided a table on its Investor Relations website (www.nxp.com/investor) under the Historical Financial Data section reflecting the re-alignment of the existing business lines to the newly defined business lines, both from a product line and a revenue perspective.

•	NXP repurchased approximately 8.7 million shares in the third quarter of 2014 for a total cost of approximately $574 million.

•	Net cash interest paid in the third quarter of 2014 was $45 million, versus $51 million in the prior year period.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported third quarter 2014 operating income of $44 million, EBITDA of $58 million and a closing cash balance of $373 million.

Supplemental Information ($ millions, unaudited) – Existing Business Structure

	Q3 2014	Q2 2014	Q3 2013	Percent Q3 Total	Q - Q	Y - Y
Automotive	$288	$288	$261	19%	0%	10%
Identification	$396	$343	$329	26%	15%	20%
Infrastructure & Industrial	$238	$210	$202	16%	13%	18%
Portable & Computing	$217	$147	$130	14%	48%	67%

High Performance Mixed Signal (HPMS)	$1,139	$988	$922	75%	15%	24%
Standard Products (STDP)	$333	$316	$291	22%	5%	14%

Product Revenue	$1,472	$1,304	$1,213	97%	13%	21%
Corporate & Other	$43	$45	$36	3%	-4%	19%

Total Revenue	$1,515	$1,349	$1,249	100%	12%	21%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Supplemental Information ($ millions, unaudited) – New Business Structure, Effective January 1, 2015

	Q3 2014	Q2 2014	Q3 2013	Percent Q3 Total	Q - Q	Y - Y
Automotive	$288	$288	$261	19%	0%	10%
Secure Identification Solutions	$252	$267	$260	17%	-6%	-3%
Secure Connected Devices	$301	$198	$188	20%	52%	60%
Secure Interfaces and Power	$298	$235	$213	20%	27%	40%

High Performance Mixed Signal (HPMS)	$1,139	$988	$922	75%	15%	24%
Standard Products (STDP)	$333	$316	$291	22%	5%	14%

Product Revenue	$1,472	$1,304	$1,213	97%	13%	21%
Corporate & Other	$43	$45	$36	3%	-4%	19%

Total Revenue	$1,515	$1,349	$1,249	100%	12%	21%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Guidance for the Fourth Quarter 2014: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,444	$1,474	$1,504
Q-Q	-2%	0%	2%
Other Revenue	$41	$41	$41

Total Revenue	$1,485	$1,515	$1,545
Q-Q	-2%	0%	2%
Non-GAAP Gross Profit	$701	$720	$734
Non-GAAP Gross Margin	47%	48%	48%
Non-GAAP Operating Income	$376	$389	$401
Non-GAAP Operating Margin	25%	26%	26%
Interest Expense	$(37)	$(37)	$(37)
Cash Taxes	$(9)	$(9)	$(9)
Non-controlling Interest	$(18)	$(18)	$(18)

Non-GAAP Net Income	$312	$325	$337
Ave. Diluted Shares	247	247	247
Non—GAAP EPS	$1.26	$1.31	$1.36

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “diluted non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt,” (xix) “non-GAAP free cash flow” and (xx) “non-GAAP free cash flow margin.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” is to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, other incidental items and certain other adjustments. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” is to our non-GAAP gross profit or our non-GAAP operating income as a percentage of total revenue, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due to foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” represents the cash tax payments during the period;

•	“diluted non-GAAP EPS” attributable to stockholders is to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the diluted weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” is to NXP’s earnings before financial income (expense), taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” is to EBITDA after adjustments for “restructuring costs,” “stock-based compensation,” “other incidental items,” “other adjustments” and results related to equity accounted investees;

•	“trailing 12 month adjusted EBITDA” is to adjusted EBITDA for the last 12 months;

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet;

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement.

•	“non-GAAP free cash flow margin” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as a percentage of total revenue.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on October 23, 2014 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its third quarter 2014 financial results and provide an outlook for the fourth quarter of 2014.

Interested parties may join the conference call by dialing 1 – 877 – 415—3178 (within the U.S.) or 1 – 857 – 244—7321 (outside the U.S.). The participant pass-code is 37466103. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.82 billion in 2013. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+31 619 303 857

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

	Three Months Ended
($ in millions except share data)	Sept. 28, 2014	June 29, 2014	Sept. 29, 2013
Revenue	$1,515	$1,349	$1,249
Cost of revenue	(802)	(711)	(679)

Gross profit	713	638	570
Research and development	(196)	(180)	(163)
Selling, general and administrative	(211)	(216)	(239)

Total operating expenses	(407)	(396)	(402)
Other income (expense)	1	7	—

Operating income (loss)	307	249	168
Financial income (expense):
Interest income (expense)—net	(34)	(34)	(44)
Foreign exchange gain (loss)	(131)	(22)	52
Gain (loss) on extinguishment of long term debt	—	—	—
Other financial expense	(3)	(4)	(5)

Income (loss) before taxes	139	189	171
Benefit (provision) for income taxes	(4)	(12)	(1)
Results relating to equity-accounted investees	3	1	2

Net income (loss)	138	178	172
Net (income) loss attributable to non-controlling interests	(17)	(19)	(17)

Net income (loss) attributable to stockholders	121	159	155
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$0.51	$0.66	$0.62
Diluted earnings per common share in $	$0.49	$0.64	$0.60
Weighted average number of shares of common stock (in thousands):
Basic	235,095	239,851	248,794
Diluted	246,550	250,124	256,777

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

	As of
($ in millions)	Sept. 28, 2014	June 29, 2014	Sept. 29, 2013
Current assets:
Cash and cash equivalents	$594	$661	$941
Accounts receivable – net	692	631	530
Other receivables	36	38	52
Assets held for sale	6	6	9
Inventories	748	751	754
Other current assets	107	129	127

Total current assets	2,183	2,216	2,413
Non-current assets:
Investments in equity-accounted investees	59	56	50
Other non-current assets	141	150	139
Property, plant and equipment	1,087	1,079	1,032
Identified intangible assets	586	658	792
Goodwill	2,210	2,337	2,318

Total non-current assets	4,083	4,280	4,331
Total assets	6,266	6,496	6,744
Current liabilities:
Accounts payable	670	627	545
Accrued liabilities	577	622	595
Short-term debt	18	37	465

Total current liabilities	1,265	1,286	1,605
Non-current liabilities:
Long-term debt	3,790	3,543	3,232
Other non-current liabilities	380	413	469

Total non-current liabilities	4,170	3,956	3,701
Non-controlling interests	245	228	236
Stockholders’ equity	586	1,026	1,202

Total equity	831	1,254	1,438
Total liabilities and equity	6,266	6,496	6,744

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

	Three Months Ended
	Sept. 28,	June 29,	Sept. 29,
($ in millions)	2014	2014	2013
Cash Flows from operating activities
Net income (loss)	$138	$178	$172
Adjustments to reconcile net income (loss):
Depreciation and amortization	103	103	137
Stock-based compensation	34	37	20
Net (gain) loss on sale of assets	(1)	(6)	—
(Gain) loss on extinguishment of debt	—	—	—
Results relating to equity accounted investees	(3)	(1)	(2)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(98)	(79)	(20)
(Increase) decrease in inventories	(6)	(10)	(5)
Increase (decrease) in trade payables	54	70	17
(Increase) decrease in other receivables	18	(4)	3
Increase (decrease) in other payables	46	(68)	29
Changes in deferred taxes	(6)	5	—
Exchange differences	131	22	(52)
Other items	(13)	(5)	(1)

Net cash provided by (used for) operating activities	397	242	298
Cash flows from investing activities:
Purchase of identified intangible assets	(8)	(9)	(10)
Capital expenditures on property, plant and equipment	(82)	(89)	(54)
Proceeds from disposals of property, plant and equipment	1	—	—
Proceeds from disposals of assets held for sale	—	—	—
Purchase of interests in businesses	—	(2)	(1)
Proceeds from sale of interests in businesses	—	1	—
Proceeds from return of equity investment	—	—	—
Decrease (increase) in non-current assets and deposits	(1)	(10)	(1)

Net cash (used for) provided by investing activities	(90)	(109)	(66)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(17)	1	(7)
Repayments under the revolving credit facility	(50)	(50)	(175)
Amounts drawn under the revolving credit facility	300	50	—
Repurchase of long-term debt	—	—	—
Principal payments on long-term debt	(5)	(4)	(2)
Net proceeds from the issuance of long-term debt	—	—	495
Dividends paid to non-controlling interests	(50)	—	(47)
Cash proceeds from exercise of stock options	25	32	29
Purchase of treasury shares	(574)	(223)	(159)

Net cash provided by (used for) financing activities	(371)	(194)	134
Effect of changes in exchange rates on cash positions	(3)	2	6

Increase (decrease) in cash and cash equivalents	(67)	(59)	372
Cash and cash equivalents at beginning of period	661	720	569

Cash and cash equivalents at end of period	594	661	941

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

	Three Months Ended
	Sept. 28,	June 29,	Sept. 29,
($ in millions)	2014	2014	2013
High Performance Mixed Signal (HPMS)	1,139	988	922
Standard Products	333	316	291

Product Revenue	1,472	1,304	1,213
Corporate and Other	43	45	36

Total Revenue	$1,515	$1,349	$1,249

HPMS Revenue	$1,139	$988	$922
Percent of Total Revenue	75.2%	73.2%	73.8%
HPMS segment GAAP gross profit	605	545	493
PPA effects	—	—	—
Restructuring	—	—	(4)
Stock based compensation	(1)	(2)	(1)
Other incidentals	(1)	—	(1)

HPMS segment non-GAAP gross profit	$607	$547	$499

HPMS segment GAAP gross margin	53.1%	55.2%	53.5%
HPMS segment non-GAAP gross margin	53.3%	55.4%	54.1%
HPMS segment GAAP operating profit	274	232	184
PPA effects	(22)	(22)	(46)
Restructuring	—	1	(4)
Stock based compensation	(26)	(29)	(16)
Other incidentals	(1)	7	(1)

HPMS segment non-GAAP operating profit	$323	$275	$251

HPMS segment GAAP operating margin	24.1%	23.5%	20.0%
HPMS segment non-GAAP operating margin	28.4%	27.8%	27.2%
Standard Products Revenue	$333	$316	$291
Percent of Total Revenue	22.0%	23.4%	23.3%
Standard Products segment GAAP gross profit	103	91	81
PPA effects	(1)	(1)	—
Restructuring	(6)	(12)	(2)
Stock based compensation	(1)	—	—
Other incidentals	(1)	(1)	(2)

Standard Products segment non-GAAP gross profit	$112	$105	$85

Standard Products segment GAAP gross margin	30.9%	28.8%	27.8%
Standard Products segment non-GAAP gross margin	33.6%	33.2%	29.2%
Standard Products segment GAAP operating profit	38	29	21
PPA effects	(15)	(16)	(14)
Restructuring	(7)	(9)	(2)
Stock based compensation	(8)	(8)	(4)
Other incidentals	(1)	(1)	(2)

Standard Products segment non-GAAP operating profit	$69	$63	$43

Standard Products segment GAAP operating margin	11.4%	9.2%	7.2%
Standard Products segment non-GAAP operating margin	20.7%	19.9%	14.8%
Corporate and Other Revenue	$43	$45	$36
Percent of Total Revenue	2.8%	3.4%	2.9%
Corporate and Other segment GAAP gross profit	5	2	(4)
PPA effects	(2)	(2)	(2)
Restructuring	1	2	(1)
Stock based compensation	—	—	—
Other incidentals	—	(1)	(2)

Corporate and Other segment non-GAAP gross profit	$6	$3	$1

Corporate and Other segment GAAP gross margin	11.6%	4.4%	-11.1%
Corporate and Other segment non-GAAP gross margin	14.0%	6.7%	2.8%
Corporate and Other segment GAAP operating profit	(5)	(12)	(37)
PPA effects	(5)	(7)	(6)
Restructuring	1	2	(17)
Stock based compensation	—	—	—
Other incidentals	1	(3)	(5)

Corporate and Other segment non-GAAP operating profit	$(2)	$(4)	$(9)

Corporate and Other segment GAAP operating margin	-11.6%	-26.7%	-102.8%
Corporate and Other segment non-GAAP operating margin	-4.7%	-8.9%	-25.0%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

	Three Months Ended
($ in millions except share data)	Sept. 28, 2014		June 29, 2014	Sept. 29, 2013
Revenue	$1,515		$1,349	$1,249
GAAP Gross profit	$713		$638	$570
PPA effects	(3)		(3)	(2)
Restructuring	(5)		(10)	(7)
Stock Based Compensation	(2)		(2)	(1)
Other incidentals	(2)		(2)	(5)

Non-GAAP Gross profit	$725		$655	$585

GAAP Gross margin	47.1%		47.3%	45.6%
Non-GAAP Gross margin	47.9%		48.6%	46.8%
GAAP Research and development	$(196)		$(180)	$(163)
PPA effects	—		—	—
Restructuring	—		4	—
Stock based compensation	(5)		(5)	(3)
Other incidentals	—		—	—

Non-GAAP Research and development	$(191)		$(179)	$(160)

GAAP Selling, general and administrative	$(211)		$(216)	$(239)
PPA effects	(39)		(41)	(64)
Restructuring	(1)		—	(16)
Stock based compensation	(27)		(30)	(16)
Other incidentals	—		(2)	(3)

Non-GAAP Selling, general and administrative	$(144)		$(143)	$(140)

GAAP Other income (expense)	$1		$7	$—
PPA effects	—		(1)	—
Restructuring	—		—	—
Other incidentals	1		7	—

Non-GAAP Other income (expense)	$—		$1	$—

GAAP Operating income (loss)	$307		$249	$168
PPA effects	(42)		(45)	(66)
Restructuring	(6)		(6)	(23)
Stock based compensation	(34)		(37)	(20)
Other incidentals	(1)		3	(8)

Non-GAAP Operating income (loss)	$390		$334	$285

GAAP Operating margin	20.3%		18.5%	13.5%
Non-GAAP Operating margin	25.7%		24.8%	22.8%
GAAP Financial income (expense)	$(168)		$(60)	$3
Foreign exchange gain (loss) on debt	(131)		(22)	52
Gain (loss) on extinguishment of long term debt	—		—	—
Other financial expense	(3)		(4)	(5)

Non-GAAP Financial income (expense)	$(34)		$(34)	$(44)

GAAP Income tax benefit (provision)	$(4)		$(12)	$(1)
Other adjustments	1		(4)	4

Non-GAAP Cash tax (expense)	$(5)		$(8)	$(5)

GAAP Results relating to equity-accounted investees	$3		$1	$2
Other adjustments	3		1	2

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—

GAAP Net income (loss)	$138		$178	$172
PPA effects	(42)		(45)	(66)
Restructuring	(6)		(6)	(23)
Stock based compensation	(34)		(37)	(20)
Other incidentals	(1)		3	(8)
Other adjustments	(130	)1)	(29)	53

Non-GAAP Net income (loss)	$351		$292	$236

GAAP Net income (loss) attributable to stockholders	$121		$159	$155
PPA effects	(42)		(45)	(66)
Restructuring	(6)		(6)	(23)
Stock based compensation	(34)		(37)	(20)
Other incidentals	(1)		3	(8)
Other adjustments	(130)		(29)	53

Non-GAAP Net income (loss) attributable to stockholders	$334		$273	$219

GAAP Weighted average shares—diluted	246,550		250,124	256,777
Non-GAAP Adjustment	—		—	—

Non-GAAP Weighted average shares—diluted	246,550		250,124	256,777

GAAP Diluted net income (loss) attributable to stockholders per share	$0.49		$0.64	$0.60
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$1.35		$1.09	$0.85

1)	Includes: During 3Q14: Foreign exchange loss on debt: ($131) million; Other financial expense: ($3) million; Results relating to equity- accounted investees: $3 million; and difference between book and cash income taxes: $1 million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

	Three Months Ended
	Sept. 28,	June 29,	Sept. 29,
($ in millions)	2014	2014	2013
Net Income	$138	$178	$172

Reconciling items to EBITDA
Financial (income) expense	168	60	(3)
(Benefit) provision for income taxes	4	12	1
Depreciation	55	54	63
Amortization	48	49	74

EBITDA	$413	$353	$307

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(3)	(1)	(2)
Restructuring 1)	6	6	17
Stock based compensation	34	37	20
Other incidental items 1)	1	(4)	8

Adjusted EBITDA	$451	$391	$350

Trailing twelve month adjusted EBITDA	$1,586	$1,485	$1,279

1)	Excluding depreciation property, plant and equipment and amortization software related to:

Restructuring	—	—	6
Other incidental items	—	1	—

	Three Months Ended
	Sept. 28,	June 29,	Sept. 29,
($ in millions)	2014	2014	2013
Net cash provided by (used for) operating activities	$397	$242	$298

Net capital expenditures on property, plant and equipment	(81)	(89)	(54)

Non-GAAP free cash flow	$316	$153	$244
Non-GAAP free cash flow as a percent of Revenue	21%	11%	20%